FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                          For the month of August 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes       No  X
                                    ---      ---

               GEMPLUS SECOND QUARTER 2002 FINANCIAL RESULTS

               o  Strong sequential revenue growth with improved margin

               o  Restructuring delivering more than expected

               o  On track for profitability in Q4 2002

               o  Non-cash write-down of a director's loan


Luxembourg - July 31, 2002 - Gemplus International S.A. (Paris Euronext:
Euroclear 5768 and Nasdaq: GEMP), the world's leading provider of smart card-enabled solutions, today reported results for fiscal year 2002 second quarter ended 30 June, 2002.

Compared with the first quarter, revenue was up 19% to 209.8 million euros, and gross profit was up 34% to 48.4 million euros, a 2.6 percentage point improvement, reflecting a combination of an improved sales mix and new lower cost chip inventory more than offsetting pressure on selling prices. Operating expenses were down 13% to 72.6 million euros, beginning to show the first impacts of this year's restructuring programme. The operating loss for the quarter was 24.2 million euros pre-restructuring charge, almost half the first quarter level. A restructuring charge of 43.1 million euros was taken as expected. Including a positive tax variance of 18.1 million euros, the net loss after interest and other income, but before a non-cash write down, was 48.9 million euros and 56.1 after amortisation of goodwill. Taking into account the non-cash write down of a director loan, the net loss was 115.8 million euros and
123.1 million euros after amortisation of goodwill. Net loss per share was 0.20 euros and 0.02 euros excluding the exceptional items for the restructuring charge and the provision for the director's loan.

Cash and cash equivalents remain strong at 412 million euros and net cash used during the quarter was 38.3 million euros. Working capital management produced further improvements with inventory levels down 16% against the first quarter, representing 71 days supply compared to 94 at the end of Q1 and 135 at the end of June last year. Day sales outstanding were 53, compared to 63 at the end of Q1 and 75 at the end of June last year.

Ron Mackintosh, Interim Chief Executive Officer, said:

"These results show good progress towards our immediate goal of restoring Gemplus to profitability. We are reasonably confident that we shall achieve this in the fourth quarter of this year."

"As important, we have also made good progress in our planning for the next stages of Gemplus' development towards our goal of becoming a low cost producer and to position Gemplus both to benefit from new areas of smart card growth and to move up the margin chain in our existing core markets of telecoms and financial services. Our task is now to refine and then implement these plans."

"There is much still to be done, we operate in an highly competitive marketplace and the economic environment is not helpful. Nevertheless, Gemplus can have pride in its operating achievements this year to date and confidence in its potential."


Restructuring Up-date

The restructuring programmes announced in February are fully on track. Their positive impact has begun to be seen in the second quarter results, during which they contributed 10.9 million euros of the reduced operating costs, split equally between reduction in the number of employees and other cost reduction.

To date, some 67 million euros of the initially targeted savings have been secured on an annualised basis, and Gemplus is confident of achieving the balance. This will bring total annualised savings achieved by year end to some 110 million euros and the total restructuring charge to around 67 million euros.

In addition, planning on business re-engineering programmes is advanced with a view to completing planning and commencing programme execution by this year end. It is considered that these further programmes should achieve cost reduction and efficiency gains which will help us attain our objective of being a low cost producer.


Write-down of loan to a Board Director

Upon the advice of its external auditors, the Company has decided to include in its consolidated accounts for the second quarter ended June 30, 2002 a provision to cover the risk of possible non-reimbursement of a loan granted to Dr Marc Lassus, former Chairman and a current Board member, by one of its indirect subsidiaries in 2000. This provision, which has no impact either on the operating income or on the cash position of the Company, amounts to 66.9 million euros. By taking this provision the Company is obviously not indicating any forgiveness of the loan. The Company expects to be fully reimbursed by Dr Lassus. The Board has established a special committee to examine the appropriate actions in relation to this situation. The committee will be the Chairman, the Vice Chairman and the Company's General Counsel. The committee will make a recommendation to the Board by August 31.


Management

Mr Ron Mackintosh has decided to step down as Interim Chief Executive Officer on August 15. Mr Mackintosh will continue to serve as a non-executive director. The Board will make an announcement on his successor prior to August 15.


Ron Mackintosh, said:

"I believe I have done the job I came to Gemplus to do. The business is performing as planned and is well advanced on its longer term objective as well as fully confident of achieving its short-term goals. Gemplus knows where it's heading and how to get there.

Dominique Vignon, Chairman, said:

"Ron has done a first class job and the Board and the business are deeply appreciative and wish him all the very best in the next stages of his distinguished career. We are also delighted he will be retaining continuity with Gemplus by continuing as a director.

"For all the issues Gemplus obviously faces, make no mistake that Gemplus is a leading force in the smart card industry. The company has made strong progress this year and has the capacity, capability and strong commitment to be a profitable winner in the growing smart card market worldwide. Gemplus' foundations run deep and I am proud and privileged to be its Chairman."

                                      Ends

Conference Call:

The company has scheduled a conference call for Wednesday, 31 July 2002 starting at 2.00pm Paris time.

Callers may participate in the live conference call by dialling:

Europe:             +44 (0) 20 7984 7582
North America:      +1 (913) 981 5517
Access Code:        209401

The live conference call will also be available on the Internet at www.companyboardroom.com.


Replays of the conference call will be available approximately two hours after the conclusion of the live conference call for five days on: +44 (0) 20 7984 7578 (Europe) or +1 (719) 457 0820 (US). Access Code: 209401.


Enquiries:

Media
Gemplus:
Martin Crocker                Tel: +33 4 42 36 30 46
                              email: martin.crocker@gemplus.com

Citigate Dewe Rogerson:       Tel: +44 (0) 20 7638 9571
Anthony Carlisle              Tel: +44 (0) 7973 611888
                              email: anthony.carlisle@citigatedr.co.uk

Laure Lagrange                Tel: +44 (0) 20 7282 2988
                              Mob: +44 (0) 7768 698731
                              email: laure.lagrange@citigatedr.co.uk

Investor Relations
Gemplus:
Yves Guillaumot               Tel: +33 4 42 36 52 98
                              email: yves.guillaumot@gemplus.com
Fineo:
Anne Guimard                  Tel: +33 1 45 72 20 96




Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.


About Gemplus

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce, and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2001, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost and Sullivan, BNP Paribas). Gemplus was also awarded Frost and Sullivan's 2002 Market Value Award for its exceptional performance.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2001 was 1.023 Billion Euros. It employs 6721 people in 37 countries throughout the world.

Gemplus: Beyond Smart
www.gemplus.com

(C)2002 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

                            Gemplus International SA

                      Press Release - Financial statements

                    Second Quarter 2002 ending June 30, 2002

                            Gemplus International SA
                        Consolidated Statements of Income

--------------------------------------------------------------------------------

Condensed Consolidated Statements of Income
                                        (in thousands of euros, except share and per share data)
                                       -----------------------------------------------------------
                                            Three months ended             Six months ended
                                         June 2002      June 2001      June 2002      June 2001
                                                (unaudited)                   (unaudited)
                                       -----------------------------------------------------------

Net sales                                  209,798       252,252        386,330        545,883
Cost of sales                             (161,430)     (159,567)      (301,786)      (353,295)

Gross Profit                                48,368        92,685         84,544        192,588

Research and development expenses          (23,126)      (32,645)       (50,502)       (62,309)
Selling and marketing expenses             (28,491)      (46,913)       (60,588)       (92,603)
General and administrative expenses        (20,978)      (25,492)       (45,032)       (52,562)

Operating loss before restructuring        (24,227)      (12,365)       (71,578)       (14,886)

Restructuring expenses                     (43,129)      (28,466)       (62,453)       (28,466)

Operating loss                             (67,356)      (40,831)      (134,031)       (43,352)

Interest income and (expense), net         (62,253)        1,652        (57,490)        10,074

Other income (expense), net                 (4,345)       (9,480)        (9,544)       (14,636)

Loss before taxes and goodwill
amortization                              (133,954)      (48,659)      (201,065)       (47,914)

Provision for income taxes                  18,129        15,579         28,913         15,400

Loss before goodwill amortization         (115,825)      (33,080)      (172,152)       (32,514)

Goodwill amortization                       (7,242)       (6,711)       (13,378)       (14,436)

------------------------------------------------------------------------------------------------
Net loss                                  (123,067)      (39,791)      (185,530)       (46,950)
------------------------------------------------------------------------------------------------

Net loss per share
Basic                                       (0.20)        (0.06)         (0.31)          (0.07)
Diluted                                     (0.20)        (0.06)         (0.31)          (0.07)

Shares used in net loss per share
Calculation
Basic                                  606,619,119   641,804,505    606,204,557    640,258,293
Diluted                                606,619,119   641,804,505    606,204,557    640,258,293

                            Gemplus International SA
                      Condensed Consolidated Balance Sheets

--------------------------------------------------------------------------------

Condensed Consolidated Balance Sheets

                                                                 (in thousand of euros)
                                                         -------------------------------------
                                                           June 30, 2002    December 31, 2001
                                                         -------------------------------------
Assets                                                      (unaudited)

Current assets:
Cash and cash equivalents                                      411,752            490,652
Trade accounts receivable, net                                 145,468            188,635
Inventory, net                                                 106,865            139,794
Other current assets                                           112,661            103,733

Total current assets                                           776,746            922,814

Non-current assets:

Property, plant and equipment, net                             246,516            268,784
Goodwill, net                                                  101,464            116,580
Other non-current assets                                       206,576            222,514

Total non-current assets                                       554,556            607,878
--------------------------------------------------------------------------------------------
Total assets                                                 1,331,302          1,530,692
--------------------------------------------------------------------------------------------

Liabilities

Current liabilities:
Accounts payable                                               106,518            109,661
Accrued liabilities and other                                  146,337            168,905
Current portion of long-term debt                                    -                  -
Current obligations under capital leases                         3,676              3,734

Total current liabilities                                      256,531            282,300

Non-current liabilities:
Long-term obligations under capital leases                      42,656             32,581
Long-term debt, less current portion                                 -                 14
Other non-current liabilities                                   24,484             30,859

Total non-current liabilities                                   67,140             63,454

Minority interest                                               13,222             17,176

Shareholders' equity
Ordinary shares no legal par value, 2,000,000,000 shares
authorized, 637,756,588 and 641,396,497 shares issued
and outstanding at June 30, 2002 and December 31, 2001,
Respectively                                                   127,268            127,056
Additional paid-in capital                                   1,029,153          1,027,850
Retained earnings                                              (74,997)           125,016
Other comprehensive income                                       6,694             (3,968)
Less, cost of treasury shares                                  (93,709)          (108,192)

Total shareholders' equity                                     994,409          1,167,762
--------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   1,331,302          1,530,692
--------------------------------------------------------------------------------------------

                            Gemplus International SA
                 Condensed Consolidated Statement of Cash Flows

--------------------------------------------------------------------------------


Condensed Consolidated Statement of Cash Flows

                                                                        (in thousand of euros)
                                                                      --------------------------
                                                                       Six months ended June 30
                                                                      --------------------------
                                                                          2002           2001
                                                                      --------------------------
                                                                              (unaudited)
Cash flows from operating activities:
Net loss                                                                 (185,530)      (46,950)
   Depreciation and amortization                                           52,418        59,536
   Other adjustments to reconcile net income to net cash from
    operating activities                                                   39,340        (7,407)
   Change in inventories                                                   26,484       (49,359)
   Other changes in operating activities                                  (16,608)      (30,974)
   Restructuring reserve                                                   41,799        25,994
   Litigation expenses                                                    (18,120)            -
   Management severance expenses                                          (10,629)            -

------------------------------------------------------------------------------------------------
Net cash used in operating activities                                     (70,846)      (49,160)

Cash flows from investing activities:
   Sale / (Purchase) of activities net of cash disposed / (acquired)            -          (122)
   Purchase of property, plant and equipment                              (22,258)      (71,535)
   Other changes in investing activities                                  (10,839)      (51,131)

------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (33,097)     (122,788)

Cash flows from financing activities:
   Proceeds from sale-leaseback operations                                 11,762             -
   Other changes in financing activities                                   (9,219)       (6,944)

------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                         2,543        (6,944)

Effect of exchange rate changes on cash                                    22,500       (27,460)
Net increase (decrease) in cash and cash equivalents                     (101,400)     (178,892)
Cash and cash equivalents, beginning of period                            490,652       636,284

------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                  411,752       429,932
------------------------------------------------------------------------------------------------

                            Gemplus International SA
                    Business segment and geography reporting

--------------------------------------------------------------------------------

Business segment reporting

Second Quarter 2002 Compared with second Quarter 2001

Revenues                                         Three months ended
                                                      June 30,
                                            -----------------------------     --------
                                                2002             2001         % change
                                            ------------     ------------     --------
                                                 (millions of euros)
Telecommunications.......................      141.8             166.7          (15%)
Financial services and security..........       68.0              69.2           (2%)
Disposed operations (*)..................        -                16.4         (100%)
Total....................................      209.8             252.3          (17%)
                                               =====             =====          =====


                                                  Three months ended
Gross margin                                           June 30,
                                            -----------------------------     --------
                                                2002             2001         % change
                                            ------------     ------------     --------
                                                 (millions of euros)
Telecommunications........................      34.6              66.7          (48%)
Financial services and security...........      13.8              18.5          (26%)
Disposed operations (*)...................        -                7.5         (100%)
Total.....................................      48.4              92.7          (48%)
                                                ====              ====          =====

(*) including Skidata and Tag activities which disposals occurred during the third quarter of 2001.


Six Months 2002 Compared with Six Months 2001

                                                  Six months ended
Revenues                                              June 30,
                                            -----------------------------     --------
                                                2002             2001         % change
                                            ------------     ------------     --------
                                                 (millions of euros)
Telecommunications........................     263.2             380.0          (31%)
Financial services and security...........     123.1             131.6           (6%)
Disposed operations (*)...................        -               34.3         (100%)
Total.....................................     386.3             545.9          (29%)
                                               =====             =====          =====

                            Gemplus International SA
                    Business segment and geography reporting

--------------------------------------------------------------------------------

                                                  Six months ended
Gross margin                                          June 30,
                                            -----------------------------     --------
                                                2002             2001         % change
                                            ------------     ------------     --------
                                                 (millions of euros)
Telecommunications........................      66.5             151.1          (56%)
Financial services and security...........      18.1              28.3          (36%)
Disposed operations (*)...................       -                13.2         (100%)
Total.....................................      84.6             192.6          (56%)
                                                ====             =====          =====

(*) including Skidata and Tag activities which disposals occurred during the third quarter of 2001.


Geographic reporting

Second Quarter 2002 Compared with second Quarter 2001

                                                 Three months ended
Revenues                                              June 30,
                                            -----------------------------     --------
                                                2002             2001         % change
                                            ------------     ------------     --------
                                                 (millions of euros)
Europe, Middle East and Africa............     104.3             106.6           (2%)
Asia......................................      63.2              74.6          (15%)
Americas..................................      42.3              54.7          (23%)
Disposed operations (*)...................       -                16.4         (100%)
Total.....................................     209.8             252.3          (17%)
                                               =====             =====          =====


Six Months 2002 Compared with Six Months 2001

                                                  Six months ended
Revenues                                              June 30,
                                            -----------------------------     --------
                                                2002             2001         % change
                                            ------------     ------------     --------
                                                 (millions of euros)
Europe, Middle East and Africa............     195.8             245.2          (20%)
Asia......................................     107.5             171.9          (38%)
Americas..................................      83.0              94.5          (12%)
Disposed operations (*)...................       -                34.3         (100%)
Total.....................................     386.3             545.9          (29%)
                                               =====             =====          =====

(*) including Skidata and Tag activities which disposals occurred during the third quarter of 2001.

Second Quarter Fiscal
2002 Results
Conference Call

Presenters:  Ron Mackintosh - Chief Executive Officer
             Yves Guillaumot - Chief Financial Officer






July 31, 2002

Disclaimer

Some of the statements contained in this presentation constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this presentation include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this presentation speak only as of this presentation. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.





Second Quarter Fiscal 2002 Financial Results

Introduction

o   Strongest quarterly growth for a year, with improved margin:

        o  solid volume growth in Telecom,

        o  improved momentum in Financial Services and Security

o   Restructuring delivering more than expected

o   On track for profitability in Q4 2002

o   Non-cash write-down of a loan to Dr Marc Lassus





Second Quarter Fiscal 2002 Financial Results

2Q/2002 Revenue

o   Revenue at 209.8 M EUR, up 19% sequential

o   Geographical breakdown (as a % of sales)
        o   Asia-Pacific: 30.1%
        o   EMEA: 49.7%
        o   Americas: 20.2%

o   Breakdown by activity
        o   Telecom
                o   Wireless volume up 41% vs. Q1 02
                o   Telecom applications up 145%

        o   Financial Services & Security
                o   Sequential revenue growth exceeds 23%
                o   Smart card banking business up 71%





Second Quarter Fiscal 2002 Financial Results

Gross Margin

o   Gross Margin at 23.1% (up 2.6 pt on Q1/2002)


o   Favorable business mix with Banking at FSS


o   Lower purchasing cost of chips offset by price pressure in Telecom





Second Quarter Fiscal 2002 Financial Results

Cost Structure

o Operating Expenses: 72.6 M EUR (down 13% on Q1/2001 and 31% year on year nominally reported)
o Positive impacts of cost cutting measures and of restructuring plan generated 10.9 MEUR savings
o   2002 restructuring on track
o   62 M EUR of the projected 65 M EUR restructuring charge
o   To date:

        o   615 departures
        o   headcount reduction plans in Germany and France mostly in Q3
        o   on track to reach target of 1,140 people reduction





Second Quarter Fiscal 2002 Financial Results

Operating and net losses

o   Operating Loss

        o   Pre-restructuring charges:                        - 24.2 M EUR

        o   Post restructuring charges:                       - 67.4 M EUR

o   Net Loss

        o   Before amortization of goodwill
            and non-cash write-down of a
            loan to Dr Lassus:                                - 48.9 M EUR

        o   Post amortization and non-cash
            write-down of a loan to
            Dr Lassus:                                        - 123.1 M EUR





Second Quarter Fiscal 2002 Financial Results

Strong Balance Sheet

o   Strong Cash and Cash Equivalents at 412 M EUR

o   Net cash outflow: 38.3 M EUR, excluding exceptional items limited to 9.1 M
    EUR

o   Capital expenditure contained at 10.1 M EUR

o   Inventory level down 16% or 21 M EUR

o   Day Sales Outstanding (DSOs) at a record low of 53 days





Second Quarter Fiscal 2002 Financial Results

Segmented Revenue Results
--------------------------------------------------------------------------------
                                                                           %
EUR (millions)                               Q2/2002        Q2/2001*     Change
--------------------------------------------------------------------------------

Revenue by Segment
     Telecommunications                        141.8         166.7         -15%
     Financial Services &
     Security                                   68.0          69.2          -2%
     Disposed operations                         -            16.4        -100%

Revenue by Geography
     EMEA                                      104.3         106.6          -2%
     Americas                                   42.3          54.7         -23%
     Asia                                       63.2          74.6         -15%
     Disposed operations                         -            16.4        -100%
--------------------------------------------------------------------------------
*Restated from Skidata and Tag
--------------------------------------------------------------------------------





Second Quarter Fiscal 2002 Financial Results

Financial Summary


o   Further strengthening of leadership position in smart card market

o   All fundamentals in place to return to profitability by Q4 '02

o   Revenue growth

o   Improved gross margin

o   Expense control

o   Strong balance sheet

o   Limited cash outflow





Second Quarter Fiscal 2002 Financial Results

Continuing Good Progress on Core Objectives


o   Restructuring will deliver profitability in Q4 2002
o   Business re-engineering low cost producer goal
        o   Detailed review of manufacturing, procurement and systems base
        o Planning to achieve a further 100 M EUR cost savings / efficiency gains by mid 2004
o   Strategic planning to increase value added
        o   "Design to cost" re-engineering of processes
        o   Developing Gemplus customer relationships at strategic level
o   Potential partnerships and strategic moves





Second Quarter Fiscal 2002 Financial Results

Card Marketplace                                                            1/2

o Continued sales price pressure Gemplus objectives of "low cost" and "value added" producer

o Strong volume growth of card shipments in FSS and Telecom plus new markets, e.g. personal identification

o   FSS:
        o   EMV migration (230 million estimated chip cards by January 2005)
        o   Migration concentrated in 2003 and 2004
        o   Geld Karte impact this year - second half weighted
        o   2 - 3 year card replacement cycle





Second Quarter Fiscal 2002 Financial Results

Card Marketplace                                                            2/2


o   Telecom:
        o   Pressures for mobile operators to upgrade installed SIM cards
        o   Impact expected 2003 onwards
        o   Telecom Application growth

o   Personal identification cards trials growing
        o   Gemplus tendering

o   Gemplus strong market share
        o   33.6% card volume share *
        o   27.8% card value share *

(*Source: Frost and Sullivan)





Second Quarter Fiscal 2002 Financial Results

Summary

o   Confident of achieving profitability in Q4 2002

o   Gemplus - a leaner and stronger business

o On track to achieve longer term business objectives in a growing and changing card market

o   Successor to interim CEO to be announced by August 15





Second Quarter Fiscal 2002 Financial Results

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 2, 2002

                                          GEMPLUS INTERNATIONAL S.A.


                                          By: /s/ Stephen Juge
                                              --------------------------------
                                          Name:  Stephen Juge
                                          Title: Executive Vice President and
                                                 General Counsel